LPBP INC. SHAREHOLDERS APPROVE SALE OF PARTNERSHIP ASSETS

Toronto, Canada, November 29, 2006 - LPBP Inc. (the “Company”) announces that at its special meeting of shareholders held on Friday, November 24, 2006, shareholders approved the proposed sale (the “Partnership Sale”) by MDS Laboratory Services, L.P. (the “Labs Services LP”) of substantially all of its assets to Borealis Infrastructure Management Inc. and related entities designated by Borealis (the “Borealis Group”). The Company is the sole limited partner of the Labs Services LP and is entitled to receive 99.99% of the net income of the Labs Services LP. As previously disclosed, the Partnership Sale is one component of a larger transaction in which MDS Inc., the Company’s largest shareholder, has agreed to sell its Canadian diagnostics business to the Borealis Group (the “MDS Sale”).

At the meeting, shareholders also approved the reduction of the Company’s stated capital, contingent on completion of the Partnership Sale, which will allow the Company to distribute to shareholders a portion of the net proceeds received from the Labs Services LP as a return of capital. The date and amount of the initial distribution of net proceeds will be determined after the closing of the Partnership Sale.

Caution Regarding Forward-Looking Language

This press release contains forward-looking statements relating to the proposed sale by the Labs Services LP of substantially all of its assets, the intended use of proceeds following the completion of the Partnership Sale, and the business and financial outlook of the Company, which are based on the current expectations, estimates, forecasts and projections of the Company. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. These forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. There are a number of risks, uncertainties and other factors that could, among other things, cause the proposed sale not to occur or not to occur within the expected period, or the Labs Services LP not to distribute any or all of the proceeds of the Partnership Sale or the Company to use any distribution received from the Labs Services LP in a different manner than expected. These factors include, without limitation, MDS’ ability to obtain the requisite regulatory and other approvals and to comply with the closing conditions to the MDS Sale and changes in market, economic or regulatory conditions or liquidity needs that make it inadvisable or impractical to distribute the proceeds, most of which are beyond MDS’ and the Company’s control. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Shareholders should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and, except as required by applicable laws, the Company undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, the risks described under “Risk Factors” in the management information circular of the Company dated October 27, 2006 and risk factors relating to the Company’s business under the heading “Risks and Uncertainties” in the Company’s 2004 first quarter MD&A (filed on SEDAR on May 14, 2004) and in its other filings with securities regulatory authorities, copies of which may be obtained at www.sedar.com or www.sec.gov.

About LPBP Inc.

LPBP Inc. is a Canadian company with investments in health science focused partnerships, managed by other companies. The Company holds a 7% interest in Hemosol Corp. (TSX: HML; NASDAQ: HMSL) through Hemosol LP and a 99.9% interest in the Ontario laboratory business of MDS Inc. (TSX: MDS; NYSE: MDZ) through MDS Laboratory Services, L.P. The Company is not active in the management of either of these businesses.

For further information contact:

John Anderson President,
Chief Executive Office and Chief Financial Officer
Phone: 416.213.0565